                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 1 FOR THE MONTH OF MAY 2003



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]       Form 40-F  [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]           No  [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On May 8, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report that the Governor of the Bank of Israel announced that the Special Credit Line which was made available to the Bank by the Bank of Israel and which was to expire on May 10, 2003 will be extended until May 31, 2003.


A translation of the Immediate Report issued by the Registrant on May 8, 2003, is included as Exhibit 1 to this Form 6-K.
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    INDUSTRIAL DEVELOPMENT BANK
                                    OF ISRAEL LIMITED

Date: May 8, 2003                   By: /s/ Michael Warzager

                                          Michael Warzager
                                          General Counsel


                                    By: /s/ Moshe Hashavia

                                          Moshe Hashavia
                                          General Secretary
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                                   TRANSLATION


                                                                     MAY 8, 2003

Securities Authority          Companies Registrar           Tel Aviv Stock Exchange
Kanfei Nesharim Street        P.O. Box 767                  54 Ahad Ha'am Street
Jerusalem 95464               Jerusalem 91007               Tel Aviv




            Re: IMMEDIATE REPORT CONCERNING THE EXTENSION OF THE SPECIAL
                CREDIT LINE FOR THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. ("THE BANK")


An Immediate Report is hereby given that the Governor of the Bank of Israel announced today that the Special Credit Line which was made available to the Bank by the Bank of Israel and which was to expire on May 10,2003 will be extended until May 31, 2003. The extension of the credit line allocates to the government additional time to change its prior decision from September 1, 2003, in order to approve the "Run-Off" program which was adopted by the Board of Directors of the Bank.

                                     Sincerely yours,

                                     Industrial Development Bank of Israel Ltd.

                                     M. Warzager, Adv.      M. Hashavia
                                     General Counsel        General Secretary